                         UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 11-K
(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT
     OF 1934
     For the fiscal year end December 31, 1998
                        ------------------------------------------


[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the transition period from _______ to ______
     Commission file number ____________

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          OUTBACK STEAKHOUSE OF FLORIDA, INC.
          SALARIED EMPLOYEES 401(k) PLAN AND TRUST

          Report on Audits of Financial Statements for the year ended December 31, 1998
Outback Steakhouse of Florida, Inc.
Salaried Employees 401(k) Plan and Trust

TABLE OF CONTENTS
--------------------------------------------------------------------------
                                                                Page(s)

Reports of Independent Certified Public Accountants             1-2

Financial Statements:

  Statements of Net Assets Available for Benefits
    as of December 31, 1998 and 1997                            3

  Statement of Changes in Net Assets Available for Benefits
    for the year ended December 31, 1998                        4

  Notes to Financial Statements                                 5-11

Supplemental Schedules:

  Line 27a - Schedule of Assets Held for Investment Purposes
             as of December 31, 1998                            12

  Line 27b - Schedule of Loans or Fixed Income Obligations
             as of December 31, 1998                            13

  Line 27c - Schedule of Leases in Default or Classified
             as Uncollectible for the year ended
             December 31, 1998                                  14

  Line 27d - Schedule of Reportable Transactions for the
             year ended December 31, 1998                       15-16

  Line 27e - Schedule of Non-exempt Transactions for the
             year ended December 31, 1998                       17







         Report of Independent Certified Public Accountants


To the Participants and Administrator of the Outback Steakhouse of Florida, Inc.
Salaried Employees 401(k) Plan and Trust

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Outback Steakhouse of Florida, Inc. Salaried
Employees 401(k) Plan and Trust (the "Plan") at December 31, 1998, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/PricewaterhouseCoopers LLP

Tampa, Florida
June 18, 1999








                                  1

INDEPENDENT AUDITORS' REPORT


To the Participants of the
Outback Steakhouse of Florida, Inc.
Salaried Employees 401(k) Plan and Trust


We have audited the accompanying statement of net assets available for benefits of the Outback Steakhouse of Florida, Inc. Salaried Employees
401(k) Plan and Trust (the "Plan") as of December 31, 1997. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Tampa, Florida
June 22, 1998







                                  2
Outback Steakhouse of Florida, Inc.
Salaried Employees 401(k) Plan and Trust
Statements of Net Assets Available for Benefits
as of December 31, 1998 and 1997

                                      1998             1997
Assets

Investments, at fair value:
  Mutual funds                    $  7,732,721       $4,645,267
  Outback stock fund                 2,312,051        1,492,284
Investments, at quoted value:
  Money market fund                    673,430          452,447
  Participant loans                    774,767          535,895
                                  ------------       ----------
                                    11,492,969        7,125,893

Receivables:
     Participant contributions         195,378              -
                                   -----------       ----------
Net assets available for benefits  $11,688,347       $7,125,893
                                   ===========       ==========





























The accompanying notes are an integral part of these financial statements.

                                 3
Outback Steakhouse of Florida, Inc.
Salaried Employees 401(k) Plan and Trust
Statement of Changes in Net Assets Available for Benefits
for the year ended December 31, 1998

Additions to net assets attributed to:
  Investment income:
   Net appreciation in fair value of investments  $  1,595,008
   Interest and dividend income                        358,122
                                                   -----------
                                                     1,953,130
                                                   -----------
  Contributions:
   Participant                                       3,204,708
   Participant rollovers                                 3,872
                                                   -----------
                                                     3,208,580
                                                  ------------
     Total additions                                 5,161,710
                                                   -----------

Deductions from net assets attributed to:
  Benefits paid to participants                        564,715
  Administrative expenses                               34,541
                                                   -----------

     Total deductions                                  599,256
                                                   -----------
Net increase                                         4,562,454

Net assets available for benefits:
  Beginning of year                                  7,125,893
                                                   -----------

  End of year                                      $11,688,347
                                                   ===========















The accompanying notes are an integral part of these financial statements.

                                 4

Outback Steakhouse of Florida, Inc.
Salaried Employees 401(k) Plan and Trust
Notes to Financial Statements
-----------------------------------------------------------------------------
1. Description of the Plan:
The following description of the Outback Steakhouse of Florida, Inc. Salaried
Employees 401(k) Plan and Trust (the "Plan") provides only general information.
Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan established by Outback Steakhouse, Inc. (the "Company") as of January 1, 1994. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The trustee of the Plan was Investors Fiduciary Trust Company, through September 30,
1998. Effective October 1, 1998, all assets of the Plan were transferred to Merrill Lynch Trust Company (the "Trustee").

Eligibility
Salaried employees, excluding highly compensated, union and leased employees, who have reached the age of 18, are eligible to participate in the Plan, as defined by the Plan.

Contributions
Each year participants may contribute from 1% to 20% of their pre-tax annual compensation and may change this contribution percentage prior to any pay period interval throughout the Plan year. Contributions to the Plan are limited by any contributions made to a participant's Employees' Stock Ownership Plan account.
Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Contributions of non-periodic deferrals, such as bonuses, may also be made, subject to limitations of the Plan.
Total participant contributions are subject to limitations imposed by the Internal Revenue Code. Additional amounts may be contributed at the discretion of the Company's board of directors. No contributions were made by the Company during the year ended December 31, 1998.

Participant Accounts
Each participant's account is credited with the participant's contributions, a prorata share of the Plan's earnings, and any employer contributions. Plan earnings are allocated based upon the participant's account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their contributions, including rollovers, plus actual earnings thereon. Vesting in the Company's discretionary contribution, plus actual earnings thereon, is based on years of credited service. Participants are vested 100% in employer contributions after they achieve five years of credited service with the Company.


                                     5
Outback Steakhouse of Florida, Inc.
Salaried Employees 401(k) Plan and Trust
Notes to Financial Statements, Continued
---------------------------------------------------------------
1.  Description of the Plan, continued:
    Investment Options
    Upon enrollment in the Plan, a participant may direct his/her contributions in 1% increments in eight investment options as of December 31, 1998.

    * Merrill Lynch S&P 500 Index Fund - Non-diversified mutual fund whose investment objective is to provide investment results, that before expenses, seek to replicate the total return of a securities index that has been selected as a proxy for the performance of a selected market segment.

    * AIM International Equity Fund - Long-term growth of capital by investing in a diversified portfolio of international equity securities considered to have strong earnings momentum.

    * Merrill Lynch Capital Fund - Seeking highest total investment return consistent with prudent risk through a fully managed investment portfolio, utilizing equity, debt (including money market) and convertible securities. The Fund's portfolio may, at any given time, be invested substantially in equity securities, corporate bonds or money market securities.

    * State Street Research Alpha Fund - Long-term growth of capital in common stocks that offer above-average dividend yields.

    * PIMCO Total Return Admin Fund - Intermediate-term portfolio of investment grade fixed income securities.

    * Merrill Lynch Fundamental Growth Fund - Long-term growth of capital by investing in a portfolio of equity securities, placing particular emphasis on companies that have exhibited above average earnings growth.

    *    Outback Stock Fund - Invests entirely in common stock of Outback
         Steakhouse, Inc.

    *    Merrill Lynch Retirement Preservation Trust Fund - Seeking current income, preservation of capital, and liquidity available from investing in a diversified portfolio of short-term money market securities.
    Participant Loans
    Loans are available to active participants who maintain an account balance under the Plan provided that the minimum loan amount is $1,000 with a maximum of $50,000 or 50% of the participant's vested account balance.
    Such loans are collateralized by each respective participant's account with interest and principal payments being credited to the participant's account according to the then current investment choices. All loans are subject to repayment via payroll deductions over a maximum period of five years, except for the purchase of a primary residence, for which the period is 15 years. The interest for loans will be determined as of the first day of each calendar quarter and will be at an interest rate commensurate with local prevailing rates as determined by the Trustee.
                                   6
Outback Steakhouse of Florida, Inc.
Salaried Employees 401(k) Plan and Trust
Notes to Financial Statements, Continued
-----------------------------------------------------------------------------
1. Description of the Plan, continued:
  Payment of Benefits
  Upon termination of service due to death, disability or retirement, a participant may elect to receive a lump sum cash payment or installment payments payable in cash or in kind over a period not to exceed the participant's expected future lifetime or the joint expected future lifetime of the participant and spouse. In addition, under very limited circumstances, a participant may receive a financial hardship distribution, in accordance with the Plan agreement. A maximum of four such withdrawals are permitted annually.

  Forfeiture Accounts
  Forfeitures are allocated to participants as additional employer contributions.

2. Summary of Significant Accounting Policies:
  Basis of Accounting
  The financial statements of the Plan are prepared under the accrual method of accounting.

  Use of Estimates
  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

  Investment Valuation and Income Recognition
  The Plan's investments in mutual funds and Company stock are recorded on the trade date and carried at their quoted market value. The money market fund is recorded at cost, which approximates fair value. Participant loans are valued at cost, which approximates fair value.

  Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

  Purchases and sales of securities are recorded on a trade-date basis.
  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

  Administrative Expenses
  All expenses incurred in connection with the Plan's administration are paid by the Plan.

  Benefits Paid to Participants
  Benefits paid to participants are recorded when paid.
                                   7
Outback Steakhouse of Florida, Inc.
Salaried Employees 401(k) Plan and Trust
Notes to Financial Statements, Continued
-----------------------------------------------------------------------------
3.Investments:
  The fair value of investments at December 31, 1998 and 1997 are as follows:
                                                            1998      1997
                                                         ---------  --------
      Investments, at fair value as determined
        by quoted market prices:
       Mutual funds:
        Merrill Lynch S&P 500 Index Fund              $  3,988,964* $       -
        AIM International Equity Fund                    1,749,462*         -
        Merrill Lynch Capital Fund                       1,328,262*         -
        Invesco Total Return Fund                                -    917,900*
        Janus Fund                                               -  1,927,469*
        T. Rowe Price International Fund                         -  1,256,057*
        Other                                              666,033    543,841
       Outback Stock Fund                                2,312,051* 1,492,284*
      Investments, at quote value:
       Merrill Lynch Retirement Preservation Trust Fund    673,430*         -
       Invesco Stable Value Fund                                 -    452,447*
       Participant Loans                                   774,767*   535,895*
                                                       ----------- ----------
      Total investments                                $11,492,969 $7,125,893
                                                       =========== ==========

* Represents investments that individually comprise 5% or more of net assets available for benefits at December 31, 1998 and 1997.

  During the year ended December 31, 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value, as follows:

     Mutual funds                               $  922,119
     Outback stock fund                            672,889
                                                ----------
                                                $1,595,008
                                                ==========











                                   8
Outback Steakhouse of Florida, Inc.
Salaried Employees 401(k) Plan and Trust
Notes to Financial Statements, Continued
-------------------------------------------------------------------------------------------------------
4. Statements of Net Assets Available for Benefits by Fund:
                                                                              December 31, 1998
                            ------------------------------------------------------------------------------------------------------

                                                                                Merrill            Merrill
                            Merrill    AIM Inter- Merrill   State      PIMCO    Lynch Fun-         Lynch
                            Lynch      national   Lynch     Street     Total    damental Outback   Retirement   Partici-
                            S&P 500    Equity     Capital   Research   Return   Growth   Stock     Preservation pant
                            Index Fund Fund       Fund      Alpha Fund Admin Fund Fund   Fund      Trust Fund   Loans   Total
Investments, at fair value:
 Mutual funds               $3,988,964 $1,749,462 $1,328,262 $568,420 $  94,229 $  3,384 $        -$       -  $      - $ 7,732,721
 Outback Stock Fund                  -          -          -        -         -        -  2,312,051        -         -   2,312,051
Investments, at quoted value:
 Money market fund                   -          -          -        -         -        -          -  673,430         -     673,430
 Participant loans                   -          -          -        -         -        -          -        -   774,767     774,767
                            ---------- ---------- ---------- -------- --------- -------- ---------- --------   ------- -----------
                             3,988,964  1,749,462  1,328,262  568,420    94,229    3,384  2,312,051  673,430   774,767  11,492,969
Receivables:
 Participant contributions      71,945     31,524     27,007   20,487     4,310      638     28,794   10,673         -     195,378
                            ---------- ---------- ---------- -------- --------- -------- ---------- --------   ------- -----------
Net assets available
   for benefits             $4,060,909 $1,780,986 $1,355,269 $588,907 $  98,539 $  4,022 $2,340,845 $684,103  $774,767 $11,688,347
                            ========== ========== ========== ======== ========= ======== ========== ========  ======== ===========

                                                                             December 31, 1997
                            ------------------------------------------------------------------------------------------------------
                                                    Franklin           Franklin  PIMCO                Invesco
                                            Invesco Small     Vanguard Mutual    Total                Retirement
                              T.Rowe Price  Total   Cap       Index    Qualified Return    Outback    Stable    Partici-
                      Janus   International Return  Growth    500      Z         Admin     Stock      Value     pant
                      Fund    Stock Fund    Fund    Fund      Fund     Fund      Fund      Fund       Fund      Loans    Total
Investments,
at fair value:
 Mutual funds        $1,927,469  $1,256,057 $917,900 $256,770 $168,933 $111,234  $ 6,904  $        -  $      - $      - $4,645,267
 Outback Stock Fund           -           -        -        -        -        -        -   1,492,284         -        -  1,492,284
Investments, at
quoted value:
 Money market fund            -           -        -        -        -        -        -           -   452,447        -    452,447
 Participant loans            -           -        -        -        -        -        -           -         -  535,895    535,895
                     ----------   --------- -------- -------- -------- --------  -------   ---------  -------- -------- ----------
Net assets available
  for benefits       $1,927,469  $1,256,057 $917,900 $256,770 $168,933 $111,234  $ 6,904  $1,492,284  $452,447 $535,895 $7,125,893
                     ==========  ========== ======== ======== ======== ========  =======  ==========  ======== ======== ==========


                                                                             9
Outback Steakhouse of Florida, Inc.
Salaried Employees 401(k) Plan and Trust
Notes to Financial Statements, Continued
-------------------------------------------------------------------------------------------------------
4. Statements of Changes in Net Assets Available for Benefits by Fund, Continued:
                                             Year Ended December 31, 1998
                                                                       PIMCO
                                                 Merrill    State      Total    Merrill                  Merrill Lynch
                       Merrill Lynch AIM Inter-  Lynch      Street     Return   Lynch                    Retirement
                       S&P 500       national    Capital    Research   Admin    Fundamental  Outback     Preservation
                       Index Fund    Equity Fund Fund       Alpha Fund Fund     Growth Fund  Stock Fund  Trust Fund
Additions to net
  assets attributed to:
Investment income:
  Net appreciation
    (depreciation)
    in fair value
    of investments    $  530,524     $  244,680  $  106,982 $ 60,858   $ (2,172)  $     -     $  672,889 $         -
  Interest and
    dividend income      188,809         30,583      30,765    3,218      6,319         4          1,831       9,290
                      ----------     ----------  ---------- --------   --------   -------     ---------- -----------
                         719,333        275,263     137,747   64,076      4,147         4        674,720       9,290
                      ----------     ----------  ---------- --------   --------   -------     ---------- -----------
Contributions:
  Participant            276,841        131,615     105,602   69,486     51,980       898        559,483      45,989
  Participant rollovers      968              -         968      968          -         -            968           -
                      ----------     ----------  ---------- --------   --------   -------     ---------- -----------
                         277,809        131,615     106,570   70,454     51,980       898        560,451      45,989
                      ----------     ----------  ---------- --------   --------   -------     ---------- -----------
  Total additions        997,142        406,878     244,317  134,530     56,127       902      1,235,171      55,279
                      ----------     ----------  ---------- --------   --------   -------     ---------- -----------
Deductions from net
  assets attributed to:
 Benefits paid to
  participants            (1,333)          (396)     (1,064)    (150)      (263)        -       (146,054)    (21,754)
 Administrative expenses       -              -           -        -       (345)        -         (7,581)          -
                      ----------     ----------  ---------- --------   --------   -------     ---------- -----------
  Total deductions        (1,333)          (396)     (1,064)    (150)      (608)        -       (153,635)    (21,754)
                      ----------     ----------  ---------- --------   --------   -------     ---------- -----------
Transfers              3,065,100      1,374,504   1,112,016  454,527     36,116     3,120       (232,975)    650,578
                      ----------     ----------  ---------- --------   --------   -------     ---------- -----------
Net increase(decrease) 4,060,909      1,780,986   1,355,269  588,907     91,635     4,022        848,561     684,103

Net assets available
  for benefits:
Beginning of year              -              -           -        -      6,904         -      1,492,284           -
                      ----------     ----------  ---------- --------   --------   -------     ---------- -----------
End of year       $    4,060,909     $1,780,986  $1,355,269 $588,907  $  98,539  $  4,022     $2,340,845 $   684,103
                  ==============     ==========  ========== ========  =========  ========     ========== ===========

                                              10

                                    Invesco  Franklin   Vanguard   Franklin   Invesco
                     T. Rowe Price  Total    Small Cap  Index      Mutual     Retirement
Participant   Janus  International  Return   Growth     500        Qualified  Stable Value
Loans         Fund   Stock Fund     Fund     Fund       Fund       Z Fund     Fund            TOTAL

$       -  $129,435 $  (40,552)    $  4,957 $(75,015)  $ (6,376)  $(31,202)  $      -     $1,595,008
   32,892     7,348         42       20,147        6      3,310        876     22,682        358,122
---------  --------   --------      ------- --------    -------    -------    -------      ---------
   32,892   136,783    (40,510)      25,104  (75,009)    (3,066)   (30,326)    22,682      1,953,130
---------  --------   --------      ------- --------    -------    -------    -------      ---------

        -   671,353    461,953      333,009  107,492    117,086     78,992    192,929      3,204,708
        -         -          -            -        -          -          -          -          3,872
---------  --------   --------      ------- --------    -------    -------    -------      ---------
        -   671,353    461,953      333,009  107,492    117,086     78,992    192,929      3,208,580
---------  --------   --------      ------- --------    -------    -------    -------      ---------
   32,892   808,136    421,443      358,113   32,483    114,020     48,666    215,611      5,161,710
---------  --------   --------      ------- --------    -------    -------    -------      ---------


  (21,500) (109,967)   (86,713)     (84,638)  (9,670)   (15,937)   (12,306)   (52,970)      (564,715)
        -    (9,460)    (5,434)      (4,864)  (1,037)    (1,347)      (673)    (3,800)       (34,541)
---------  --------   --------      ------- --------    -------    -------    -------      ---------
  (21,500) (119,427)   (92,147)     (89,502) (10,707)   (17,284)   (12,979)   (56,770)      (599,256)
---------  --------   --------      ------- --------    -------    -------    -------      ---------
  227,480(2,616,178)(1,585,353)  (1,186,511)(278,546)  (265,669)  (146,921)  (611,288)             -
--------- ---------   --------    --------- --------    -------    -------    -------      ---------

  238,872(1,927,469)(1,256,057)    (917,900)(256,770)  (168,933)  (111,234)  (452,447)     4,562,454


  535,895 1,927,469  1,256,057      917,900  256,770    168,933    111,234    452,447      7,125,893
--------- --------- ----------      ------- --------    -------    -------    -------      ---------
$ 774,767$        - $        -     $      - $      -   $      -  $       -   $      -    $11,688,347
========= ========= ==========     ======== ========   ========  =========   ========    ===========


                                     10
Outback Steakhouse of Florida, Inc.
Salaried Employees 401(k) Plan and Trust
Notes to Financial Statements, Continued
-----------------------------------------------------------------------------

5. Related Party Transactions

  Certain Plan investments are shares of Company stock and, therefore, these transactions qualify as party-in-interest.

  Fees paid during the year for legal, accounting, actuarial and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

6. Plan Termination

  Although the Company has not expressed any intent to do so, it has the right under the Plan agreement to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7. Tax Status

  The Internal Revenue Service has determined, and informed the Company by a letter dated September 27, 1995, that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code
  ("IRC"). The Plan has been amended since receiving the determination letter, however, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

  Effective October 1, 1998, the Plan changed trustees to Merrill Lynch Trust
  Company at which time the Plan amended its Plan document based on a "prototype plan" the Trustee offers. The Internal Revenue Service has determined that the Trustees "prototype plan" is in compliance with the applicable requirements of the IRC. As of the date of these financial statements, the Plan has not yet filed for a new tax determination letter.

8. Concentrations of Credit Risk:

  Financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan's investments. Plan participants have the option to invest in eight different investment options.











                                11
Outback Steakhouse of Florida, Inc.
Salaried Employees 401(k) Plan and Trust
Line 27a - Schedule of Assets Held for Investment Purposes
as of December 31, 1998
-----------------------------------------------------------------------------

Party in  Identity of issue, borrower,  Description of            Current
interest  lessor, or similar party      investment     Cost       value
--------  ---------------------------   -------------- ---------  -----------
No        Merrill Lynch S&P 500         Mutual Fund
           Index Fund                                  $3,463,016 $ 3,988,964
No        AIM International Equity Fund Mutual Fund     1,507,410   1,749,462
No        Merrill Lynch Capital Fund    Mutual Fund     1,221,689   1,328,262
No        State Street Research Alpha   Mutual Fund
           Fund                                           509,956     568,420
No        PIMCO Total Return Admin      Mutual Fund
           Fund                                            98,900      94,229
No        Merrill Lynch Fundamental     Mutual Fund
           Growth Fund                                      3,385       3,384
                                                       ---------- -----------
                                                        6,804,356   7,732,721

Yes       Outback Stock Fund            Common Stock    1,545,889   2,312,051

No        Merrill Lynch Retirement      Money Market
          Preservation Trust Fund       Fund              673,430     673,430

No        Participant Loans          Loans with interest
                                     rates ranging from
                                     7.25% to 9% fully
                                     amortized payment
                                     schedule                   -     774,767
                                                       ---------- -----------
                                                       $9,023,675 $11,492,969
                                                       ========== ===========

















                                  12
Outback Steakhouse of Florida, Inc.
Salaried Employees 401(k) Plan and Trust
Line 27b - Schedule of Loans or Fixed Income Obligations
as of December 31, 1998
-----------------------------------------------------------------------------
The Plan has executed no transactions as described under Line 27b as of December
31, 1998.













































                              13
Outback Steakhouse of Florida, Inc.
Salaried Employees 401(k) Plan and Trust
Line 27c - Schedule of Leases in Default or Classified as Uncollectible
for the year ended December 31, 1998
-----------------------------------------------------------------------------
The Plan has executed no transactions as described under Line 27c for the year ended December 31, 1998.













































                                     14
Outback Steakhouse of Florida, Inc.
Salaried Employees 401(k) Plan and Trust
Line 27d- Schedule of Reportable Transactions
for the year ended December 31, 1998
-----------------------------------------------------------------------------

                                                                                              Current Value
Identity of Party                               Number of    Purchase   Selling    Cost of      of Asset on       Net
Involved                Description of Asset    Transactions  Price     Price       Asset     Transaction Date  Gain/(Loss)
----------------------  --------------------    ------------ --------   ---------- ---------  --------------  -----------

Investors Fiduciary     Franklin Small Cap       98          $  246,533 $        - $  246,533 $        -      $       -
Trust Company           Growth Fund              61                   -    428,288    503,303    428,288        (75,015)

Investors Fiduciary     Invesco Total           100             452,658          -    452,658          -              -
Trust Company           Return Fund             140                   -  1,375,514  1,370,558  1,375,514          4,956

Investors Fiduciary     Janus Fund              119             896,121          -    896,121           -             -
Trust Company                                   160                   -  2,953,025  2,823,589  2,953,025        129,436

Investors Fiduciary     Franklin Mutual         102             185,906          -    185,906           -             -
Trust Company           Qualified Z Fund         42                   -    262,831    297,140    262,831        (34,309)

Investors Fiduciary     T. Rowe Price Inter-     98             524,753          -    524,753           -             -
Trust Company           national Stock Fund     158                   -  1,740,258  1,780,804  1,740,258        (40,546)

Investors Fiduciary     Vanguard Index          140             378,373          -    378,373           -             -
Trust Company           500 Fund                 51                   -    540,564    547,306    540,564         (6,742)

Investors Fiduciary     Invesco Retirement       92             326,374          -    326,374           -             -
Trust Company           Stable Value Fund       133                   -    778,822    778,822    778,822              -

Investors Fiduciary     Outback Stock Fund       86             624,852          -    624,852           -             -
Trust Company                                   161                   -  2,002,496  2,117,130  2,002,496       (114,634)

Investors Fiduciary     Participant Loans        79             480,644          -    480,644           -             -
Trust Company                                    54                   -  1,016,539  1,016,539  1,016,539              -

Investors Fiduciary     Invesco Retirement        1                   -    762,029    763,866    762,029         (1,837)
Trust Company           Stable Value Fund

Investors Fiduciary     Janus Fund                1                   -  2,563,186  2,472,000  2,563,186         91,186
Trust Company



                                            15

                                                                                              Current Value
Identity of Party                               Number of    Purchase   Selling    Cost of      of Asset on       Net
Involved                Description of Asset    Transactions  Price     Price       Asset     Transaction Date  Gain/(Loss)
----------------------  --------------------    ------------ ---------- ---------- ---------  --------------  -----------

Investors Fiduciary     T. Rowe Price Inter-      1          $        - $1,388,798 $1,452,449 $1,388,798      $  (63,651)
Trust Company           national Stock Fund

Investors Fiduciary     Vanguard Index            1                   -    484,033    491,998    484,033          (7,965)
Trust Company           500 Fund

Investors Fiduciary     Invesco Total             1                   -  1,113,916  1,113,916  1,113,916               -
Trust Company           Return Fund

Investors Fiduciary     Outback Stock Fund        1                   -  1,484,557  1,664,714  1,484,557        (180,157)
Trust Company

Investors Fiduciary     Participant Loans         1                   -    577,820    577,820    577,820               -
Trust Company

Merrill Lynch           Outback Stock Fund       19           1,597,873          -  1,597,873          -               -
Trust Company

Merrill Lynch           Merrill Lynch Retirement 29             696,022          -    696,022          -               -
Trust Company           Preservation Trust Fund

Merrill Lynch           AIM International        16           1,527,030          -  1,527,030          -               -
Trust Company           Equity Fund

Merrill Lynch           State Street Research    15             543,433          -    543,433          -               -
Trust Company           Alpha Fund

Merrill Lynch           Merrill Lynch Captial    14           1,229,526          -  1,229,526          -               -
Trust Company           Fund

Merrill Lynch           Merrill Lynch S&P 500    20           3,498,699          -  3,498,699          -               -
Trust Company           Index Fund






                                                     16


Outback Steakhouse of Florida, Inc.
Salaried Employees 401(k) Plan and Trust
Line 27e - Schedule of Non-Exempt Transactions
for the year ended December 31, 1998
-----------------------------------------------------------------------------
The Plan has executed no transactions as described under Line 27e for the year ended December 31, 1998.













































                                 17

                              SIGNATURES

    The Plan.  Pursuant to the requirements of the Securities Exchange
Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  PLAN ADMINISTRATOR

                                  OUTBACK STEAKHOUSE OF FLORIDA, INC.


                                  By:  /s/ Chris T. Sullivan
                                       Chris T. Sullivan, Chairman

Dated:  June 29, 1999


                                 18
